June 29, 2010
VIA EDGAR
Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Tower Group, Inc. Form 10-K for the fiscal year ended December 31, 2009 Definitive Proxy Statement filed March 18, 2010 File No. 000-50990
Dear Mr. Riedler:
          I refer to your letter dated June 7, 2010 in relation to the above addressed to Mr. Francis M. Colalucci, former Chief Financial Officer of Tower Group, Inc. (the “Company”). This letter follows our letter dated June 22, 2010 from Martha N. Steinman of Dewey & LeBoeuf LLP, our outside counsel, in which we requested additional time to respond to your letter.
          Please note that Mr. Colalucci has retired and is no longer with the Company. Accordingly, we would appreciate it if you could direct future correspondence to the Company to our current Chief Financial Officer, William E. Hitselberger. Mr. Hitselberger’s telephone number is (212) 655-2067 and his fax number is (212) 954-5306. Our address remains the same.
          For your convenience, we set forth in this letter the comment from your letter in bold typeface and include the Company’s response below such comment.
Definitive Proxy Statement
Compensation Policies and Practices as They Relate to the Company’s Risk Management, page 37
1.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please tell us the process you undertook to reach the conclusion your compensation programs do not expose the company to risks that are reasonably likely to have a material adverse effect on the company.
          As stated on page 37 of the Proxy Statement, the Compensation Committee believes that the Company’s compensation policies and practices for its employees, including its executive officers, do not create risks that are reasonably likely to have a material adverse effect on the Company. The process undertaken by the Compensation

Committee to reach this conclusion consisted of a review and discussion by the Committee of the various elements of the Company’s compensation program. In its review and discussion, the Compensation Committee noted that these elements include a balance of fixed and variable compensation, that the variable compensation consists of both short-term and long-term incentive plans, and that the incentive plans provide for the vesting of certain benefits over several years. The Compensation Committee further noted that four distinct metrics are used to determine compensation levels under these plans for the Chief Executive Officer, and used generally as a guide in determining compensation levels for other employees, and that these metrics are based on, among other things, profitability measures such as operating return on equity and combined ratio as well as on premium growth. Individual employees do not have particular incentives that differ from those of other employees or of the Company.
In response to the Staff’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.
Thank you for your consideration of this response. If you have any further questions or comments, please contact me at (212) 655-4001.
Very truly yours,
/s/ Elliot S. Orol
Senior Vice President, General Counsel and Secretary
Tower Group, Inc.

cc:	John L. Krug Martha N. Steinman, Esq.